

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

F. Philip Snow
Chief Executive Officer
FactSet Research Systems Inc.
45 Glover Avenue
Norwalk, Connecticut 06850

> **Re: FactSet Research Systems Inc.**
> **Form 10-K for the fiscal year ended August 31, 2020**
> **File No. 001-11869**

Dear Mr. Snow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology